Exhibit 99.1

TD Capital Trust Announces Redemption of Capital Trust Securities

Toronto, November 5, 2009 - TD Capital Trust, a subsidiary of The Toronto-Dominion Bank, announced today its intention to redeem the outstanding 900,000 Capital Trust Securities - Series 2009 (TD CaTS) on December 31, 2009, at a price per unit of $1,000 plus the unpaid distribution payable on the redemption date of December 31, 2009.  Notice will be delivered to TD CaTS holders in accordance with the terms outlined in the TD CaTS prospectus.

After December 31, 2009, holders of TD CaTS will cease to be entitled to distributions and will not be entitled to exercise any rights of holders of TD CaTS other than receiving the redemption price.

About TD Bank Financial Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group is the sixth largest bank in North America by branches and serves approximately 17 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading online financial services firms, with more than 5.5 million online customers. TD Bank Financial Group had CDN$545 billion in assets on July 31, 2009. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information: Nick Petter, Media Relations, (416) 308-1861